Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Millennium Chemicals Inc.

Commission File No.: 001-12091

Additional Information:

Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

Forward-Looking Statements:

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004.

This filing contains slides used by Lyondell and Millennium in a joint presentation to investors and analysts on March 29, 2004. A transcript of the presentation is also contained herein. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

# # #

Lyondell and Millennium Combination
March 29, 2004

Dan F. Smith
Lyondell President and Chief Executive Officer

Robert E. Lee
Millennium President and Chief Executive Officer

Lyondell andMarch 29,

Dan F. Smith Lyondell President and Robert E. Lee Millennium President

This presentation ard-looking contains ements within stat forw e meaning of the th ritiesPrivate Act of 1995. Such statements statements about include, buthe proposed transactionen are thenot benefits limited of Lyondell Chemical “Lyondell “) and Millennium Chemicals Company ( “Millennium Inc. “), including financial ( parties ‘ plans, objectives, expectations ents that are and intentions s. not Suchhistorical and other upon the current iefs andions of bel expectat ‘s and Millennium Lyondell ‘s respective managements re subject to and and uncertainties. Actual results may hose set forth in the forward-g differ materially among others, could oposed transaction affect the icipated results: approval pr and the ant’s and Millennium ‘s by shareholders, ments to amend ‘s and Millennium Lyondell ‘s respective, the expiration credit facilities fany or waiting period under the Hart-Scott-Rodino other competition earances and Act, lawthe ‘ ability to cl the receipt expected synergies ction within the in the transa rames or at all. expected timef Additional ‘s to differ materially from those g statements described found in can ‘be s Annual Report the Lyondell forward-the year ended December 31, 2003, rities and Exchange which was filed “SEC “) on March Commission with the Additional t could cause factors tha ‘s results to Millennium from those describedard-looking differ materially be found in Exhibit ‘s Annual Report on Form 10-K for 99.1 to Millennium 03, which was the year SEC on March 12, “Millennium 10-K 2004 “). (the Lyondell and um will file a joint Millenni ectus with the proxy statement/prosp nection withSEC in con transaction. Investors andthat document, when it becomesin security holders are urged to important information. Investors in a free copy of that document and security holders may documents filedMillennium with by Lyondell and SEC ‘the s web site at www.sec.gov. SEC at the statement/prospectus ecomes available) (when itdocuments filed and the other y also be obtained by Lyondell ma Lyondell by calling ‘s Investor Relations Lyondell t (713) 309-4590and may department tained free be ob nnium by from Millennium ‘s Investor Relations artment at (410) 229-8113. dep The respective executive officers Millennium and directors sons may be and other ofper participants in the solicitation of roposed transaction. proxies in respect Information ‘s executive of and directors its proxy statement is availableeSEC by Lyondell in filed with4, and information on th March 16, 200 Millennium ‘s directors ecutive officers is and its ex ennium 10-K. available in Other information Mill the proxy solicitation anddirect interests, by securityntained a description of their direct and joint proxy statement/prospectusand other relevant obe filed with the SEC. materials Reconciliationsmeasures to non-GAAP of GAAP financial l measures are provided atfinancia

Transaction Summary

Transaction Structure	-- Stock-for-Stock transaction
	-- Exchange ratio of 0.95 to 1.05
	-- Ratio varies based on Lyondell price
	-- 0.95 at $20.50 or above
	-- 1.05 at $16.50 or below
	-- Use 20-day average price
	-- Linear interpolation
Transaction Size	- $2.3 B transaction including $1.3 B of Millennium net debt
Equity Issuance	-- 61.8 – 68.3 MM Lyondell common shares
	-- Cash dividend
Governance / Management	-- Add two independent Millennium board members to Lyondell board
	-- Dan Smith continues as President and CEO
Closing	-- Third quarter

3

Transaction Summary

Transaction Structure —Stock-for—-Exchange ratio of 0.

—Ratio varies based —0.95 at $20.50 —1.05 at $16.50 —Use 20-day —Linear Transaction Size on including- $2.3 B transacti $            ium1.3 B Equity Issuance —61.8 68.3 MM —Cash dividend Governance / Management o independent Millenniumembers—Add tw Lyondell board —Dan Smith as President and continues Closing —Third quarter

Exchange Ratio Is Calculated As Follows:

Share Ratio
1.25
1.20
1.15
1.10
1.05
1.00
0.95
0.90
0.85
0.80
0.75
$15.00
$15.50
$16.00
$16.50
$17.00
$17.50
$18.00
$18.50
$19.00
$19.50
$20.00
$20.50
$21.00
$21.50
$22.00
Lyondell Share Price

4

Exchange Ratio Is Calculated As Follows:

Exchange Ratio = 1.05—[((LYO Avg. Price – 16.50) / 4) X 0.1]

Lyondell Share Price

The Debt Structure Remains Relatively Unchanged But Consolidated Financial Presentation Will Be Simplified

- Legal Structure
  - Millennium and Equistar become 100% owned subsidiaries of Lyondell
  - Equistar ownership remains 70.5% / 29.5% Lyondell / Millennium
- Debt Structure
  - Debt structure at each entity remains in place and separate
  - No change to bond and Millennium convertible indentures
    - Convertible becomes convertible into Lyondell shares
  - Millennium will be unrestricted subsidiary under Lyondell's indentures
- Financial Statement Presentation
  - Lyondell financial statements will include Equistar and Millennium results on consolidated basis, LCR results on equity method
  - Separate financial statements for Equistar, Millennium and LCR remain available through SEC filings

5

The Debt Structure Remains Consolidated Financial

??Legal Structure

• Millennium and Equistar become Lyondell

• Equistar ownership remains 70.5% ??Debt Structure

• Debt structure at each entity

• No change to bond um convertible and Millenni

• Convertible becomes ible into Lyondellconvert

• Millennium will be unrestricted ‘s ??Financial Statement Presentation ??Lyondell financial will include Equistarium statements results on consolidated LCR results onbasis, ??Separate financial statements remain available through SEC

Strategic Benefits Of

?Consolidated ownership of Equistar

?Forms the third largest independent publicly traded chemical company in North America ?Cost savings and synergies provide value to the combined shareholders ?Adds breadth / depth to the portfolio

• Market leadership positions

• Broader geographic reach

• Further portfolio diversification – TiO2

• Product integration—Acetyls ?Simplifies Lyondell

Overview

(2003 Sales millions)

Lyondell

Sales: $3,801 Sales: $6,545 Sales: $4,162

100% 70.5% 58.75%

IC&D Equistar LCR

• Global leader in the manufacture and marketing of intermediate and performance chemicals

• Products:

- Propylene Oxide

- Propylene Glycol

- Propylene Glycol Ethers

- Butanediol

- Toluene Diisocyanate

- Styrene Monomer

- MTBE

• One of the world’s largest producers of basic chemicals

• North America’s second largest producer of Ethylene, the world’s most widely used petrochemical

• Products:

- Olefins

- Polyethylene

- Aromatics

- Oxygenated Products

- Propylene

- Performance polymers

- Polypropylene

• Joint venture with CITGO

• U.S. Gulf Coast heavy crude refiner with contractually ensured margins

• Products:

- Gasoline

- Diesel

- Jet Fuel

- Benzene

- Toluene

- Paraxylene

- Orthoxylene

- Lube Oils

Overview of Millennium

(2003 Sales - All $ in millions)

Millennium
Sales: $1,687
100%
29.5%
Sales: $6,545
Equistar
Sales: $1,172
Sales: $421
Sales: $94
TiO2
Acetyls
Specialty Chemicals

TiO_2

- Second largest producer in the world
- Largest producer of titanium tetrachloride in N. America & Europe
- Other products include zircon, zirconia, silica gel and cadmium-based pigments

Acetyls

- Second largest producer of vinyl acetate monomers (VAM) and acetic in North America
- Produces methanol through 85% interest in La Porte methanol company

Specialty Chemicals

- Produces terpene-based fragrance and flavor chemicals

8

Overview

(2003 Sales millions)

Millennium

100%

Sales: $

29.5% Sales:

Equistar

Sales: $

Sales:

Sales:

TiO2

Acetyls

Specialty Chemicals

Second gestlar in the world Largest of titanium N. America Other zircon, and cadmium pigments

Second producer acetate tetrachloride (VAM) and in NorthEurope Producesinclude through based in La Porte company

Produces vinyl based flavor in

Consolidated Lyondell 2003 Sales (pro forma)

TiO2
10%
Spec
1%
Acetyls
4%
IC&D
33%
Equistar
52%

Consolidated Company
2003 Sales $11.4 B[1]

[1] *Excludes Lyondell's 58.75% proportionate share of LCR's sales of $4.1B.*

9

Consolidated Lyondell

Acetyls 4%

TiO2 10%

Spec 1%

IC&D 33%

Equistar 52%

Consolidated 2003 Sales 1

1Excludes’s 58.75% Lyondell tionate share propor of LCR ‘s sales of $4.1B.

3rd Largest Chemical Company in North America

2003 Sales ($ in millions)
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
DOW
DD
Pro Forma Lyondell
PPG
ROH
EMN
SHW
NCX
LYO
ECL
EC
VAL
RPM
CK
LZ
POL
HPC
MCH
FOE
CYT
GLK
FUL
SHLM
ALB
WLM
ARJ

10

3rdLargest Chemical

2003 Sales ($            in millions) $35,000 $30,000 $25,000 $20,000 $15,000 $10,000 $5,000 $0

ARJ

L M

W

ALB

SHLM

F UL

K G L

CYT

FOE

H

MC

C H P

L

PO

LZ

C K

RPM

L

VA

EC

ECL

LYO

X N C

SHW

EMN

H R O

G

PPLyondell ma

F or

Pro

DD

DOW

Lyondell Continues To

Lyondell

Growth & International Presence

IC&D — A leading global producer of PO and derivatives

— Process technology strength

International Presence and Steady Performance Millennium —

Leading product positions in TiO2 and Acetyls

— Ethylene integration

Cash Generation

LCR — Unique capability to refine heavy crude oils

— Contractually stable business; strong cash flow generator

Commodity Leverage

Equistar — A leading North American producer of ethylene, propylene and polyethylene

— Low cost position based on feedstock flexibility and scale

Leading Product Positions Create Significant Earnings Leverage

	Product	Annual Capacity	Capacity Position [1]	Pre-Tax Leverage (Δ1¢/unit)
Intermediate Chemicals and Derivatives	Propylene Oxide (lbs) [2]	4.5 billion	1st in North America 1st in the world	$23MM
	Styrene Monomer (lbs)	5.0 billion	1st in North America 4th in the world	$21MM
	MTBE (bbl/day)	58,500	1st in North America	$9MM [4]
Equistar	Ethylene (lbs)	11.6 billion	2nd in North America 5th in the world	$116MM
	Propylene (lbs) [3]	5.0 billion	2nd in North America 7th in the world	$50MM
	Polyethylene (lbs)	5.7 billion	3rd in North America 4th in the world	$57MM
Millennium	TiO_2 (lbs)	1.5 billion	3rd in North America 2nd in World	$15 MM
	Acetyls (lbs)			
	- Acetic Acid	1.2 billion	2nd in North America 3rd in World	$12 MM
	- Vinyl Acetate Monomer	0.9 billion	2nd in North America 3rd in World	$9 MM

1 Source: Capacities as of January 2004, CMAI, SRI
2 Includes 100% of joint venture volumes
3 Does not include refinery-grade material or production from the product flexibility unit at Equistar's Channelview facility.
4 Based on 1¢/gal change

12

Leading Product eatePositions Leverage

Pre-Tax Leverage

Product Annual Capacity Capacity Position (1) ( 1¢/unit)

Propylene Oxide (lbs) (2) 4.5 billion 1st in North America $ 23MM

Intermediate 1st in the world

Styrene Monomer (lbs) 5.0 billion 1st in North America $ 21MM

Chemicals and 4th in the world

Derivatives MTBE (bbl/day) 58,500 1st in North America $9MM (4)

Ethylene (lbs) 11.6 billion 2nd in North America $ 116MM

5th in the world

Equistar Propylene (lbs) (3) 5.0 billion 2nd in North America $ 50MM

7th in the world

Polyethylene (lbs) 5.7 billion 3rd in North America $ 57MM

4th in the world

TiO2 (lbs) 1.5 billion 3rd in North America $ 15 MM

2nd in World

Millennium Acetyls (lbs)

- Acetic Acid 1.2 billion 2nd in North America $ 12 MM

3rd in World

- Vinyl Acetate Monomer 0.9 billion 2nd in North America $9 MM

3rd in World

1 Source: Capacities as of January 2004, CMAI, SRI

2 Includes 100% of joint venture volumes

3 Does not include refinery-grade he product flexibility material or production from unit ‘ s Channelview at Equistar facility.

4 Based ¢/gal change on 1

This Transaction Maintains Ethylene Chain Leverage While Diversifying Total Chemical Leverage

Notes: Lbs refers to capacity times ownership percentage.

	2004	Post Closing (pro forma)*
Share Count:	LYO - 177 MM, MCH – 65 MM	245 MM

** Assumed 1.05 exchange ratio*

13

This Transaction Maintains Diversifying Total Chemical

Pounds / Share

Pre-close Post close

Lyondell Millennium Lyondell

Base Chemicals

Ethylene 46.5 52.5 47.5

Styrene 16.5 — 12

Propylene Oxide 13.5 — 10

TDI 3 — 2.5

Acetic Acid — 18.5 5

TiO2 — 23 6

79.5 94 83

Derivatives

Polyolefins 24 27 24.5

Ethylene Oxygenates 6.5 7.5 6.5

PO Derivatives 9.5 — 7

Vinyl Acetate (VAM) — 14 3.5

40 48.5 41.5

Notes: Lbs refers to capacity times 2004 Post Closing Share Count: LYO – 65 MM -177 MM, MCH 245 * Assumed 1.05 exchange ratio

Enterprise Earnings Capability Far Exceeds Recent Trough Results

Cycle EBITDA Potential

3500
3000
2500
2000
1500
1000
500
0
$MM
Peak
Pre-Recession
Recession/ Trough
2003 LYO
2003 MCH 2
1999/2000 Margins 1
1995 Margins 1
LCR
IC&D
EQU
MCH

[1] *Chem Data/CMAI industry margins conditions for IC&D and Equistar products (ex. MTBE) applied to current capacities and ownership, LCR 2003 EBITDA. MCH is actual historic data for wholly owned products.*

[2] *EBITDA before $103 MM impairment charge, $18 MM closure cost and $5 MM minority interest.*

14

Enterprise Earnings Trough Results

Cycle EBITDA Potential

3500 3000 2500 MM 2000 $ 1500 1000 500 0

Trough

Pre

2 1 1

2003 LYO 2003 MCH 1999/2000 1995 Margins Margins LCR IC&D EQU MCH

1Chem Data/CMAI y margins conditions industr rproducts (ex.for IC&D and current capacities            , LCR 2003 EBITDA. and ownership al historic MCH for wholly actu data products.

2EBITDA before $103 harge,MM impairment $18 MM closure d $5 MM minority cost

A Major Chemical Company With Global Reach

England
Netherlands
Belgium
France
Ohio
Pennsylvania
Iowa/Illinois
Maryland
Gulf Coast
Georgia/Florida
Brazil
Korea
Japan
China
Hong Kong
Singapore
Australia

- 37 plants on 4 continents
- Sales and distribution in over 90 countries
- Over 25% of 2003 consolidated sales outside of the United States
  - ~50% excluding Equistar

15

A Major Chemical

England Belgium

Ohio Pennsylvania Korea France Iowa/Illinois Maryland Japan Gulf Coast China Georgia/Florida Hong Singapore

Brazil

37 plants 4 continents

Sales and distributionin over 90 countries

Over 25% ofidated sales 2003 consol of theoutside s ~50% excluding Equistar

Our Best Practices Approach Has Led To Strengthened Operations

Lyondell / Equistar Safety Performance

Recordable Injury Rate
2
1.5
1
0.5
0
1st Quartile '02 1.00
0.52
1999
2000
2001
2002
2003

Millennium Safety Performance

Recordable Injury Rate
2
1.5
1
0.5
0
1st Quartile '02 1.00
0.46
1999
2000
2001
2002
2003

Average SG&A and R&D, % Sales 2002

SG&A + R&D, %Sales
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
4.4%
8.1%
8.9%
LYO+EQU
MCH
Peers

Peers include: Dow, Nova, Eastman, Celanese, Solutia, Westlake, Georgia Gulf

Days of Working Capital *

** Based on accounts receivable (including those sold), inventories & accounts payable as of 12/03, and fourth-quarter days of sales.*

16

Our Best Practices Led ToApproach Has

Lyondell Safety

Safety

2 Recordable

1.5 1 0.5 0

2 Recordable

00 1.5 1

0.5

0

1st Quartile ‘02

1999 2000 2001 2002 2003

Average SG&A and 2002

1999 2000 2001 2002 2003

1st Quartile ‘02 1

0.46

0.52

Days        % Sales of

Days Lyondell Equistar

14.0% 12.0% 10.0% 8.0% 6.0%

SG&A + R&D,        %Sales 4.0%

2.0% 0.0%

4.4%

8.1%

8.9%

LYO+EQU MCH Peers

Peers

Dow, Nova, Eastman,

Georgia

90 80 70 60 50 40 30 20 10 0

1998 2003

* Based on accounts ncluding thoseies receivable 15 accounts payablefourth-quarter as of 12/03,

The Combined Entity Benefits From The Strengths Of Four Companies

** All Data as of December 31, 2003*

[1] EBITDA before $103 MM impairment charge, $18 MM closure cost and $5 MM minority interest.

17

The Combined Entity Of Four Companies

2003

LYO EQU LCR MCH1

Sales, $MM 3,801 6,545 4,162 1,687

EBITDA, $MM 245 175 377 183

Total Assets, $MM 7,633 5,028 1,637 2,398

Employees 3,350 3,165 920 3,600

* All Data ecember 31, 2003 as of D

1EBITDA before $103 t charge,MM impairmen $18 MM d$closure 5 MM

The Combined Entity Has Significant Liquidity

	12/31/2003			
	Lyondell	Equistar	LCR	MCH
Cash	$438MM	$199MM	$ 43MM	$209MM
Facility Availability	$300MM	$430MM	$ 57MM	$ 79MM
Total Liquidity	**$738MM**	**$629MM**	**$100MM**	**$288MM**

18

The Combined Entity

12/31/2003

Lyondell LCR Equistar MCH

Cash $438MM $199MM$ 43MM $

Facility Availability $300MM $430MM$ 57MM $

Total Liquidity $738MM $629MM$100MM $

Benefits To The Millenium Shareholder

??Become part of broader more diversified chemical company ??Market capitalization is nearly 5 times larger than stand alone ??Retain leverage to the ethylene cycle ??Simplified ownership, benefits all shareholders

??Combined entity includes multiple stable cash flow businesses

?TiO2

?Propylene oxide and derivatives ?LYONDELL-CITGO Refining

Current Operating Plans

• Houston Headquarters

• Business line management

• TiO2 – remains a stand-alone business

• Acetyls – operate with IC&D/Equistar

• Fragrance & Flavors – remains a stand-alone business

• IC&D, Equistar and LCR are unchanged

Transaction Synergies

?Anticipated synergies: Greater than $50 MM

?Eliminate redundant service providers and systems ?Single management team ?Site consolidation ?Operational Excellence impacts ?Best practices ?Support services

Next Steps

- SEC filing – April
- Face-to-face investor meetings – April / May
- Close transaction – Third Quarter

22

Next Steps

?SEC filing – April

?Face-to-face investor – April

?Close transaction – Third Quarter

A Compelling Combination

?A major global chemical company

?Positive financial impact both near and long-term ?Preserves and enhances petrochemical upside ?100% ownership of Equistar ?Broadens and strengthens the portfolio ?Simplifies Lyondell – accounting consolidation

Reconciliation of Net Income (Loss) to EBITDA

For the Year Ended December 31, 2003

(Millions of dollars)

Lyondell net loss$(302)

Add: Benefit from income tax (179)

Interest expense, net 392

Depreciation and amortization 250

Loss from equity investment in Equistar 228

Income from equity investment in LCR (144)

Lyondell EBITDA$245

Equistar net loss$(339)

Add: Depreciation and amortization 307

Interest expense, net 207

Equistar EBITDA$175

Proportionate Share—70.5%$123

LCR net income$228

Add: Depreciation and amortization 113

Interest expense, net 36

LCR EBITDA$377

Proportionate Share—58.75%$222

Lyondell and Proportionate Share of Equity Investments

Lyondell$245

70.5% of Equistar 123

58.75% of LCR 222

Lyondell and Proportionate Share of Equity Investments$590

Reconciliation of Net Loss to EBITDA

For the Year Ended December 31, 2003 (Millions of dollars)

Millennium net loss $ (184)

Add: Cumulative effect of accounting change 1

Benefit from income tax (65)

Interest expense, net 92

Depreciation and amortization 113

Loss from equity investment in Equistar 100

Millennium EBITDA $ 57 *

Add: Impairment costs $ 103

Closure costs 18

Minority interest 5

EBITDA before impairment, closure costs and minority interest $ 183

* Includes asset impairmentge of $rganization, 103, reo office and plant closure costs

Sales and Other Operating Revenues Reconciliation for the Year Ended December 31, 2003

(Millions of dollars)

Ownership Proportionate

100% Interest Share

Sales and other operating revenues

Lyondell $ 3,801 100.00% $ 3,801

Equistar 6,545 70.50% 4,614

LCR 4,162 58.75% 2,445

Lyondell and Proportionate Share of Equity Investments $ 10,860

Sales and other operating revenues

Millennium $ 1,687 100.00% $ 1,687

Equistar 6,545 29.50% 1,931

Millennium and Proportionate Share of Equity Investments $ 3,618

Consolidated sales and other operating revenues

Lyondell $ 3,801

Equistar 6,545

Millennium 1,687

Intercompany eliminations (671)

$ 11,362

Days of Working Capital

Reconciliation

Dollars in Millions

Dec. 31, 1998 * Dec. 31, 2003

Lyondell Equistar Lyondell Equistar

Working Capital: (a)

Accounts receivable (b) $ 479 $ 522 $ 449 $ 608

Inventories 550 549 347 408

Accounts payable (310) (337) (431) (513)

Total 719 734 365 503

Add: Accounts receivable sold (c) 160 130 75 102

Adjusted working capital $ 879 $ 864 $ 440 $ 605

Days of Working Capital:

Fourth Quarter Sales Revenue $ 872 $ 1,141 $ 945 $ 1,665

Days in Quarter 92 92 92 92

Sales per day $ 9.5 $ 12.4 $ 10.3 $ 18.1

Days of working capital (b) (d) 93 70 43 33

(a) Defined as the major controllable components of working capital—receivables, inventories and payables.

(b) In consideration of discounts offered to certain customers for early payment for product delivered in December 2003, some receivable amounts were collected in December 2003 that otherwise would have been expected to be collected in January 2004, including $41 million from Occidental. Had such amounts been collected in January 2004, days of working capital would have been 36 days.

(c) Receivables sold are added back for consistency as such amounts are included in sales and in the sales per day calculation. Management believes that this provides useful information to investors because it reflects Lyondell’s and Equistar’s responsibility for administration and collection of said amounts.

(d) Days of working capital are calculated as adjusted working capital divided by sales per day.

Transcript of March 29, 2004 presentation:

PRESENTATION

Operator: Good morning. Thank you for standing by. At this time, all participants are in a listen-only mode. After the presentation, we will conduct a question-and-answer session. To ask a question, you may press star one.

Today’s conference is being recorded. If you have any objections, you may disconnect at this time.

Now, I would like to turn the meeting over to Mr. Doug Pike, Director of Investor Relations. Sir, you may begin.

Doug Pike: Hello, and thank you for joining us today on such short notice. This is Doug Pike, Lyondell’s Director of Investor Relations, and I’m joined today by executives from both Lyondell Chemical Company and Millennium Chemical Company. From Lyondell with me today are Dan Smith, President and CEO, and Kevin DeNicola, the CFO. And from Millennium, I’m joined by Bob Lee, the President and CEO, and Jack Lushefski, the Millennium CFO.

The agenda for today’s call will be that Dan will first explain the transaction that we’re here to discuss and some of the aspects of the combined entity, and then Bob will pick up to explain some of the benefits from this transaction and what it brings to the shareholder, and then Dan will then close with the formal portion of the call with a review of the future operations, the synergies, and the schedule. And after that, we’ll open the call up to your questions.

However, before proceeding, I do need to read certain disclosure language. I’ll ask you to turn to the next slide, please.

Before we begin the presentation today, I’d like you to review our forward-looking statements disclosure on the first slide. In addition, as shown on the slide, please note that Lyondell and Millennium will file a joint proxy statement prospectus with the SEC in connection with the proposed transaction. Investors and security holders are urged to read that document when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of that document and other documents filed by Lyondell and Millennium with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement prospectus and the other documents filed by Lyondell may also be obtained free from calling Lyondell – by calling Lyondell’s Investor Relations Department at 713-309-4590 and may be obtained free from Millennium by calling Millennium’s Investor Relations Department at 410-229-8113.

Thank you, and I’ll now turn the call over to Dan Smith.

Dan Smith: Thank you, Doug.

As I assume you’d have already read, we do indeed have exciting news that begins the next stage in our relationship with Millennium and the development of Lyondell as a major petrochemical company.

Perhaps the best way to begin is to move forward through the next slide, which is a summary of the transaction that we are bringing forward. Bob and I have negotiated a transaction framework, and our Boards have approved the combination of Lyondell and Millennium.

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The transaction will take the form of a stock-for-stock business combination in which Lyondell will be the continuing entity. We’ve agreed to an exchange ratio, which will be based on the Lyondell stock price prior to the closing. The exchange ratio will vary between .95 to 1.05 shares per share dependent on the stock price. Between a Lyondell share price of 16.50 and 20.50, the exchange ratio will be calculated as a straight-line average. Thus, the Lyondell share price of 18.50 results in a 1:1 exchange ratio. The newly issued shares will pay a cash dividend equivalent to the existing Lyondell common stock. At last week’s prices, this would make this approximately a $2.3 billion transaction.

In addition, two members of the current Millennium Board will be added to the Lyondell Board, bringing our total Board membership to 13-myself and 12 outside directors. I will continue as President and Chief Executive of the combined entity. We believe that we will close the transaction in the third quarter.

Now, if we move on to the next slide, we’ve include this slide to make sure everyone understands the exchange ratio in a simple formulated format presented graphically here.

On to the next slide, “The Debt Structure” is the way it begins, and we think this transaction will greatly simplify the face of the Company to the public and also simplify daily operations, but I want to make sure that you understand the legal structure that will exist. I know that this is very important for our stakeholders, especially the bondholders.

The first point is that from a legal entity standpoint, Millennium and Equistar will become 100-percent-owned subsidiaries. The legal ownership of Equistar will remain unchanged. It will be owned by multiple subsidiaries. However, the subsidiaries will be 100-percent owned by Lyondell. Additionally, the debt structure at the individual entities will not be changed.

One change that will occur will be that the Millennium convertible notes will, of course, no longer be convertible into Millennium shares. There are provisions in this facility that specify the details surrounding the conversion feature in the case of this type of transaction. Essentially, they will be convertible into Lyondell shares, and as I mentioned, the full details of this mechanism are in the documents.

So while you see a different and single face to the public, the bond to bank facilities will remain separate. From a financial presentation standpoint, Lyondell’s financials will include Equistar and Millennium results on a consolidated basis. LYONDELL-CITGO Refining is unchanged from this transaction, thus, will continue to be accounted for on the equity method. Despite the consolidation, however, separate financial statements for Equistar, Millennium and LCR will continue to be available in the SEC filings.

Now, moving on to the next slide, with that summary of the transaction, I think it is appropriate to explain the benefits that Bob and I envision accruing from this combination.

First, this transaction consolidates ownership of Equistar and provides access to 100-percent of the cash flows generated by Equistar in the coming economic cycle. Bob and I share the opinion that you have invested in these equities and bonds with the anticipation of these gains, and we feel that it is important that after the transaction, you all continue to have the up side of these cash flows available to you.

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The second point, and one that may not be fully appreciated, is that this brings together a consolidated chemical company that will have revenue that makes it the third-largest independently publicly traded North American chemical company. Size alone is certainly not our only goal, but I think that it is probably apparent in the investment – probably not apparent in the investment community since we haven’t reported these entities previously in a consolidated fashion. Size does offer efficiency, and this transaction will further our efforts to lower cost and service our markets as efficiently as possible.

Along these lines, the transaction creates a number of synergies and efficiencies, starting with the basic value and combination of functions. But our experience leads us to be confident that we will create more than the clearly visible benefits. Our staffs worked very well together when we formed Equistar and developed the shared services structure. In these efforts, we realized savings in the range of 350 million per year. Since we have already accomplished this, we don’t see the same magnitude in this combination, but we do see savings of greater than 50 million per year, and we believe that we will find more in the global operating efficiencies that this combination will create.

In the long run, the most important aspect of this combination is the contribution toward building a stronger portfolio for our combined shareholders, and I believe that whether you are a current Lyondell or Millennium bondholder or holder of both equities, your investment will be strengthened.

The Millennium business lines bring strong market and technical positions that diversify the portfolio, while at the same time, being complementary. For example, acetyls represents the addition of another ethylene product chain. Our titanium dioxide is synergistic with IC&D marketing efforts to the petroleum industry; and, also, those geographic synergies with IC&D in countries such as France and Brazil. There’s a final benefit that I will mention. It’s the combination of subsequent consolidation of Equistar simplifies the companies both for investors but also for customers and employees.

The next two slides simply depict the revenue sources of the standalone companies and the combined entity. You can see the Equistar overlap but also the relative sizes of the other three key areas of business – refining through LYONDELL-CITGO Refining, propylene oxide and co-products through IC&D, and titanium dioxide from Millennium. As a result of their technology components and our contract and industry structures, these product lines all tend to provide less cyclicality than the Equistar products.

Moving on to the slide entitled “Consolidated Lyondell,” let me express for you on a pro forma basis, the consolidated revenue for the combined company for 2003 would have been 11.4 billion. Since large portions of the companies’ combined revenues have not been consolidated, this slide may surprise some.

Approximately half of the revenue is from Equistar, while the other half is generated from the less cyclical and more international business lines in the IC&D and Millennium businesses. These businesses include, as I said, the product lines, such as propylene oxide and its derivatives and titanium dioxide, in which technology has been closely held, and as a result, there are a limit number of participants.

Additionally, both Lyondell and Millennium have strong international positions in these products, and approximately 50 percent of the sales revenue is generated from outside the U.S.

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So on the next slide – so where does this combination place us in the North American chemical industry? I think you might be surprised, but when you consolidate the revenues in the new combined entity, you’ll find that we have built a company that from an investor standpoint represents the third-largest independent North American chemical company in terms of revenue, still far smaller than Dupont or Dow, but a company that steadily moves into a circle of significant chemical investments. At the end of 2003, the combined market cap of the standalone entities represented 3.8 billion.

Moving to the next slide – with this backdrop on the transaction and the overall scope of the new company, it is an appropriate time to explain the company and its formation in further detail. Those of you who have followed us have seen this slide, or a slide similar to this, many times.

As you know, Lyondell began as a small ethylene producer with a couple of ethylene plants. Over the course of the last 15 years through a series of transactions, we have grown and endeavored to build a more balanced portfolio. This transaction builds on these earlier steps and learnings. Additionally, the process to the combination has been greatly enhanced by the experiences that Millennium and Lyondell have accumulated together in the Equistar venture.

Using the format that you are accustomed to from our past presentations, the new combined company will have four areas of concentration, with each playing a major role in the overall portfolio.

IC&D and the Millennium businesses have a number of similarities in that they are both very international in their nature and the production technology is not spread widely across a number of producers. Additionally, in each of these products, the combined company will rank in the top two global producers in terms of production capacity.

Additionally, Millennium brings acetyls products to the portfolio, a business line which integrates with the upcoming position in the Gulf Coast production assets very well. The role of LCR in the enterprise will be unchanged as it will continue to be an important source of cash.

And, of course, Equistar will continue to provide the commodity leverage. As I will demonstrate in the next few slides, the extent of the leverage will remain relatively unchanged.

On the next slide, again using similar presentation, this slide depicts the key products that make up the portfolio and the size and leverage that is generated by each of the products in the new combined company. You can see from the slide the positions that the business lines have in terms of the production capacity position. After closing, each shareholder will have the full benefit of the ethylene cycle and the $116 million per year that is generated from a one-cent change in margins. I’ll step you through the full cyclical impact in the next several slides.

Moving on to the next slide, this slide is a presentation of the combined company’s portfolio from a shareholder perspective. One of the key points I want to make is that this transaction is structured to ensure that you retain your exposure to the ethylene cycle up side. The products with the most cyclical up side in the portfolio are ethylene and styrene. As you can see, the pounds per share of these products stays relatively unchanged for each shareholder, whether you’re currently an owner of Lyondell stock, Millennium stock, or both companies. You can also see in this table the broadened exposure to the other products that will also benefit from the economic recovery that we have recently entered. But at the same time, the new broadened portfolio will provide a base for improved overhead absorption, and the diversifications will reduce risk.

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Moving on to the slide entitled “Enterprise Earnings,” for purposes of consistency, we’ve tried to bring together the earnings capabilities of the enterprise in a presentation that is familiar to you.

You can see that in 2003 results, Millennium would add approximately $180 million of EBITDA to the enterprise through the 100-percent-owned businesses and another $50 million of Equistar EBITDA. The key, however, is when you look at how the assets would perform if we overlaid historic product margins. This is not meant to be a forecast or the actual history. It is an earlier depiction of how the current group of assets may have performed under historic industry conditions.

The 1999-2000 period reflects a period of moderate industry performance before the 2001 recession and chemical industry trough, while 1995 represents the last period of peak industry results.

We have not included the Millennium 100-percent-owned results in this chart because time constraints did not allow us to get the information in here accurately. However, I would say that performance is stronger at 1999-2000 conditions and stronger yet based on 1995 conditions. By nature of the product mix, these changes would tend to be more consistent with the IC&D changes rather than those of the more volatile Equistar products. Even without this, I think the product leverage and substantial EBITDA-generation capability of the combined entity is obvious. The combined assets generated more than $800 million at last year’s trough conditions, and if history repeats itself, the future capability can be in the range of $2-3 billion.

At this point, I’d like to turn the presentation over to Bob Lee.

Bob Lee: Thank you, Dan.

This is certainly a significant day for both companies, and I hope that we’re able to convey both our excitement and the value this brings to our respective investors.

Moving to the slide titled “Major Chemical Companies’ Global Reach,” as Dan mentioned, we are bringing together a substantial chemical company, and one of the clearest ways to look at this is to review a simple map of our operations. We put the individual company maps together, and the similarities nearly leaped off the page. This is a map of the combined operations, but perhaps the only area that did not have an overlap was Australia.

The next point that you notice is the magnitude of the operations. The combination will bring together more than 37 operating facilities across four continents, and excluding Equistar, the non-U.S. component of sales represents approximately 50 percent of the total. Clearly, we are bringing together the efficiencies and diversification that come with the global reach.

Moving to the next slide, the next point I would like to make is that the combination brings together two strong operators that have steadily improved performance. The Millennium and Lyondell employees have accomplished this both alone and together through Equistar.

For example, the safety metrics of each of the companies have steadily improved from a strong level that began in the top quartile, and the incident rates at each company have individually been halved over the past four to five years.

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Similarly, the companies operate at or below the industry’s overhead average costs, and we continue to find further efficiencies.

For example, at Millennium, we have reduced our overhead costs by over $100 million over the last several years. I’m convinced that more efficiencies will be realized in the combination.

Capital efficiencies tell a similar story. And rather than go into details today, I will refer you to presentations that both Dan and I have made at recent conferences.

One of the last points I want to emphasize is that this team has experience with combinations. The best example was Equistar in 1997 and 1998. Working together, the Millennium and Lyondell employees generated an estimated $350 million in benefits through a very disciplined, best-practice process and shared-services operating concept. I am confident that combining our 100-percent-owned businesses with the Lyondell enterprise will bring forward further savings.

Moving to the next slide on entity benefits, Dan spoke to the size and scope of the entities, and I want to amplify this with some specific data for 2003. As Dan said, the portfolios fit together nicely, and as I just reviewed, the geographic fit is tremendous. Well, on this slide, you can see the magnitude of the combined entity and the significance of each piece to the whole.

Moving to the next slide on the combined entity strength, as we’ve worked over the past years under difficult trough conditions, our liquidity has been of utmost importance to protect your investment. As you can see, together, Lyondell, Millennium, LCR and Equistar will have available liquidity totaling over $1.7 billion. As Dan mentioned, liquidity and debt reduction will be high priorities for the organization.

Moving to the slide on benefits to Millennium shareholders, at this point, I want to summarize the benefits that I believe will be realized by the Millennium shareholders through this transaction.

Number one, Dan and I have both tried to make the point that we’re bringing together a significant, diversified company that has a history of efficient operation and a track record of realizing cost savings.

Second, the Millennium shareholders will now enjoy the benefits of increased market capitalization and the liquidity that that brings.

Third, we have designed a structure that preserves your leverage to the cyclical upturn and yet provided the increased diversity.

Fourth, the ownership is simplified. Equistar will be 100% owned by the subsidiaries of Lyondell. Finally, your investment is supported by a number of steady, cash generating businesses. I’d like to thank you for your support of me and Millennium. And I hope I can count on that for the combined entity. Now I’ll turn you back to Dan, to discuss some of the aspects of the operating plans and the targeted synergies.

Dan Smith: Thank you, Bob. I’d first like to echo Bob’s comments to the current Millennium shareholders, and reinforce the same concepts applied to Lyondell’s investors. Now let’s turn our attention to the future, and our early thoughts regarding the operations.

So we’re on the slide entitled “Current Operating Plans”. First, the company will remain headquartered in Houston. But it is a combination. And the future success is dependent on

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personnel in both Maryland and Houston. It’s too early for us to be much more specific than that at this time. We are looking forward to a very good combination.

From an operational standpoint, we intend to initially keep the titanium dioxide and the flavors and fragrance businesses as standalone operations. I believe that this is the optimum way to serve the customer base, while we work through a discovery period collectively with Millennium management. Please don’t interpret this to mean that we don’t believe that the businesses are synergistic with the Lyondell products, but rather that our experience tells us that a measured and well-vetted approach best serves the marketplace, shareholders, and employees.

The acetyl business is a little different, in that the assets share a site with the Equistar LaPorte ethylene plant. And the product line is a natural fit with the Lyondell and Equistar petrochemical and derivative sales organization. So here I think that we will act equally deliberately, but somewhat faster.

With those specific comments, let me speak to my philosophy in this area. It is consistent with the operating philosophy that we use across our business and assets. First, the key points of leverage are in the feedstocks and assets. Our people have tremendous responsibilities, because we do operate very efficiently, with very few people responsible for a huge asset and revenue base.

Therefore, it pays to be deliberate. Mind you, we will act promptly and decisively, but any ties between speed and the right decision will be won by making an informed decision. Today, Equistar has the highest sales per employee amongst the chemical companies. And we intend to continue with a high level of efficiency across the enterprise. We are well aware of the value of the assets that you have entrusted to us to manage.

Moving on to the slide entitled “Transaction Synergies,” I think our discussion brings us to a natural discussion of synergies. The teams at Lyondell and Millennium have quickly identified more than $50 million in savings, in areas that we have outlined on this slide. I would point out to you that when we formed Equistar, at a similar time in the process, our estimates proved to be conservative. We will find cost savings for the shareholders and bondholders. And I would remind you, again, of Bob’s review of the past efficiencies that have been realized both alone and together.

Now, moving on to the slide entitled “Next Steps”, looking forward, we envision a schedule that will include SEC filings in the month of April, followed by a series of face-to-face visits with the investment community. And we anticipate that the transaction should close during the third quarter of this year.

Now to sum up, on the last slide, which I think we properly call “A Compelling Combination”, I’d like to again review the merits of this combination. It continues to be a steady and successful process, to form a major global chemical company. It does so by building on the experiences of our past transactions, thus greatly simplifying the process. Second, the combination creates positive financial impacts in both the short- and long-term, while preserving the up side to the petrochemical cycle for all investors.

Next, the Lyondell portfolio will be broadened and strengthened through the transaction. And your holdings will be diversified. And finally, at the same time the company is being simplified, and will have ownership of 100% of Equistar, bringing to a close a period of uncertainty that

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many of you have expressed in your communications with both Lyondell and Millennium management.

So, with that, I think we’ll close the formal part of our presentation, and open the mics for questions.

QUESTIONS AND ANSWERS

Operator: Thank you. We will now begin the question and answer session. (Caller instructions.) One moment please for the first question. Frank Mitsch with Fulcrum Global Partners, you may ask your question, sir.

Frank Mitsch: Yes. Good afternoon gentlemen. Dan, a question. Occidental owns 22% of Lyondell. And they’ve been proportionally buying on some of the past equity issuances. What are they allowed to do in this combination, given that you will be issuing some more equity?

Dan Smith: I am thinking for a minute here. As well as I remember, the shareholder agreement that we had between the companies would preclude them from buying in the market. But if they did buy, they’d have to buy it in the market, of course. Is that correct, Kevin?

Kevin DeNicola: That’s correct. It didn’t contemplate situations like this. Even the last equity offering, in fact, it was their option whether they chose to participate in that.

Frank Mitsch: Okay.

Dan Smith: I think you should ask them if they would desire to participate in it, in which case we might be interested in modifying the rules.

Frank Mitsch: [Laughs] And Dan, just also to clarify, you’re keeping titanium dioxide and the flavors business separate. Is there perhaps a thought that those might be assets for disposal subsequent to the completion of this transaction?

Dan Smith: No. I think the thinking is really more down the lines of there aren’t really the readily apparent synergies of meeting the same customers. They are different business segments, and therefore best serviced by separate organizations.

Frank Mitsch: Okay, great. Thank you.

Dan Smith: You’re welcome.

Operator: P.J. Juvekar with Smith Barney, you may ask your question.

P.J. Juvekar: Dan, my thought was that you would keep TiO2, to get diversification away from the barrel of oil. Do you agree, disagree with that thought?

Dan Smith: I am sorry P.J. I didn’t hear the first part of the question.

P.J. Juvekar: My thought was that you would keep the TiO2 assets to get diversification away from the barrel of oil.

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Dan Smith: Well I hope, P.J., that we were very clear in the presentation that we view the TiO2 business as a great business, great structure. These are great assets. And it is a very important diversification, and a very strong worldwide business. So, yes, I would agree with that.

P.J. Juvekar: And then secondly, I am looking at the next trough in the ethylene cycle – not the peak, but the trough.

Dan Smith: We’d like to get to the peak first, P.J.

P.J. Juvekar: Yeah. Well how does this module put you in a better position at the next trough?

Dan Smith: Well, I think when you look at peaks and troughs, and if you – granted, you’re looking at the next trough. That does mean we have to go through a peak first. I think, very importantly, we’ve assembled these assets to enjoy all the benefits of the cash flow from the next peak, to delever this whole enterprise. So if you look forward then to the next trough, we have a much stronger balance sheet. And we have a more balanced portfolio to go into that next trough. So I think that would be where I would sum up where we would expect to be.

P.J. Juvekar: Okay. Thank you.

Dan Smith: Thank you.

Operator: Kunal Bannerjee with Goldman Sachs, you may ask your question.

Kunal Bannerjee: Good morning, Dan.

Dan Smith: Hi Kunal.

Kunal Bannerjee: Just one question on how this thing combines in terms of earnings power, because I don’t know what your view of the peak earnings are at the two different companies. But, given that the Stock Exchange ratio is pretty much parity one for one, you’re pretty much going into this with the same sort of deleveraging opportunity that you have had were Lyondell and Millennium separate. Am I right on that?

Dan Smith: Well, I think what you see is the similar make-up of the companies, as far as what proportion is a more stable piece of earnings, and what proportion is represented by the Equistar stake. And we would all like to have less leverage than we’ve got. But we do have similar amounts of leverage. So I would agree that we have similar opportunities to delever throughout the new enterprise. But I think our load to the up side is about the same. And therefore, our ability to get there is about the same. But we do so with a bigger base of assets, and a simpler structure.

Kunal Bannerjee: Do you think the street or the investment community is going to really appreciate the inclusion of the TiO2 and specialties assets and acetyls, especially given that pie chart with TiO2 going from 48% of mid-cycle earnings at Millennium, down to probably that low double-digit number that you quoted. Are you going to get sufficient bang for the buck from having those assets go forward in your portfolio?

Dan Smith: Well, I would say again, Kunal, that we do our best to run a chemical company, and we’re not very adept at running Wall Street. But we do think that the proportion of the earnings, and the way they contribute, is very important. We do think balance in the portfolio is important.

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We think the greater international spread is important. And we think all of these combine to put us in a stronger position. And I think, as you look at the numbers, when you put together $11-12 billion of sales, we think we have plenty of leverage to succeed in these businesses.

Kunal Bannerjee: Okay. And then one last question on the deal transaction, you had quoted $2.3 billion. I am assuming you didn’t include the pro rata share of Equistar added Millennium that was the guaranty?

Dan Smith: That is correct.

Kunal Bannerjee: Okay.

Dan Smith: That’s just simply the separate balance sheet, not the implied proportional ownership of the subsidiary.

Kunal Bannerjee: Okay. Thank you.

Operator: Sergey Vasnetsov with Lehman Brothers, you may ask your question.

Sergey Vasnetsov: Good morning.

Dan Smith: Good morning Sergey.

Sergey Vasnetsov: Dan, I wanted to ask you to speak a little bit more to the $50 million cost saves. That’s one of the new numbers in the transaction, besides the ratio. I think the idea has been floating around for a while. So kind of talk what are the main components of that, and roughly size them?

Doug Pike: Sergey, this is Doug. I apologize, but I’d like to ask you to repeat that. We’re in a room where it’s a little difficult to hear the questions.

Sergey Vasnetsov: Okay. I am sorry. I’ll speak up. My question about the key components of the $50 million cost savings, can you talk about what are the major parts, and roughly size them?

Dan Smith: What I would tell you Sergey is that we’ve spent some time together, looking at the things that were easily identifiable. This is a summation of really quite a few very small things. So there aren’t any big pockets to look at. But when you put organizations together, there are redundancies. There are ways that you spread overhead over more pounds. And certainly there is some of that in there.

There are some efficiencies that we can see in just the way we do our business, that we’ve learned from the Equistar example in the past, working together, that we included. But there really are not any huge lumps of anything in here.

Sergey Vasnetsov: Okay. Thank you.

Dan Smith: Thank you.

Operator: Jeff Zekauskas with J.P. Morgan, you may ask your question.

Dan Smith: Hi, Jeff.

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Jeff Zekauskas: Hi. Good afternoon. I’ve got two questions. The first is, Bob talked about the transaction as the right transaction at the right time. What makes this exactly the right time? Or what changed over the past few months that makes this the right time? And the second question is, over a longer period of time, it would seem that Lyondell would be either larger or smaller in TiO2. Do you see it that way, Dan? Or, do you see it in a different way?

Dan Smith: Why don’t we start with your question for Bob. And we’ll let him answer that. And then I’ll see if I can answer the second one.

Jeff Zekauskas: Okay. Thank you.

Bob Lee: Right transaction, right time, from Millennium shareholder perspective is Millennium shareholders were concerned about the complication of our capital structure with the 29½% ownership of Equistar. The timing for the two companies to get together was, we believe both with the petrochemical assets, and significantly with the TiO2 assets, where excess capacity gets sucked up a lot faster, and the overbuild was not necessarily there.

But both positioned well to recover from this cycle. And bringing them together now allows our shareholders, we believe, to get the benefit of both the TiO2 recovery, and stay involved with the ethylene recovery. The second bit of the question?

Dan Smith: The second, if I interpreted right, were you asking would we be interested in enlarging the titanium dioxide position?

Jeff Zekauskas: Well, it seemed –

Dan Smith: If that’s the question, I would tell you that we think it’s a fine business. It’s structured where five players really have a huge amount of the worldwide capacity at this point in time, which is, we think, a good way for commodities to be structured. But certainly if there were opportunities to expand that even further, that you could do so and make profit doing it, it would be something we’d be interested in doing.

Jeff Zekauskas: Okay. Thank you very much.

Dan Smith: Thank you.

Operator: Andrew Cash with UBS, you may ask your question.

Andrew Cash: Hi, Dan.

Dan Smith: Hi, Andy.

Andrew Cash: A couple of things. The $50 million cost cutting, I am assuming that’s cash cost savings. Is that the plan?

Dan Smith: That’s correct.

Andrew Cash: And are there going to be any associated charges that we should keep our mind on?

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Dan Smith: Yeah. There will be one-time charges. And I think at this point in time, we would estimate those one-time charges to be somewhere in the $75-100 million range.

Andrew Cash: Okay. So the second question has to do with the dividend over at Millennium was around $35 million a year. So, they eliminated that – I am assuming under some pressure from the debt markets and debt rating agencies. So, with the plan to restate – well not just restate it, but essentially increase it to 58 million, have you run this by the debt rating agencies?

Dan Smith: We have talked to the rating agencies. But let me remind you, again, this will not be a Millennium dividend. The Millennium debt structure will stay intact. This will be a Lyondell dividend, paid to Lyondell shareholders, for the exchanged shares. So the Millennium shareholders will become Lyondell shareholders, and will be entitled to receive the same dividend that all other Lyondell shareholders receive.

Andrew Cash: Okay. But in essence it’s – Lyondell is going to pay $58 million more out in dividends?

Dan Smith: Well, your numbers may be a little more precise than mine, since I don’t know exactly where the exchange ratio will end up. But you’re in the right ballpark.

Andrew Cash: Well, $50-60 million. So, I guess the justification for doing this is the cost savings?

Dan Smith: I think the justification for doing this is to put together an enterprise that has the earnings leverage, the cash flow leverage that we’re describing here, and will more quickly delever the whole balance sheet, and put us in the right position going forward. The negotiation was just that. It was a negotiation between two independent, publicly traded companies. We arrived at a solution that we think is mutually beneficial. And this is part of the equation.

Andrew Cash: Okay. Thanks, Dan.

Dan Smith: Thank you.

Operator: Don Carson with Merrill Lynch, you may ask your question.

Don Carson: Yes, thank you. A couple of questions. Dan, what’s the timing on the savings? Do you expect to get that $50 million for – to be at that run-rate by the end of this year, and get it in 2005?

Kevin DeNicola: What we looked at is probably more – around probably 60-65% of it, probably being able to realize early on. And then the balance – so we get to the run rate early next year.

Don Carson: So early next year. Okay. A question on – you’ve kept the companies legally separate. Obviously the accounting will be much simpler. But it will still be a somewhat complicated legal structure. If the cycle does unfold the way you’d like, and cash flows come in. As you delever, will you simplify the legal structure?

Kevin DeNicola: This is Kevin again. I think the answer is no. I mean you actually have – what we’re saying here is there are several indentures that are related to each of the different balance sheets, that we remain constrained by until those bonds mature. And in most cases, they don’t mature for a number of years out yet.

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Remember, they always have provisions in them like restricted payments baskets and things of that nature, which allow you to float cash around, once you satisfy certain requirements. The thing is the cycle recovers. And our anticipation is that those things will not really be a constraint on the overall objectives we have for this. So – but we will continue to perform. That’s the reason why we remain in that legal structure the way we do. Some years out, yes you can do that. But the earliest, most restrictive indentures go out through maybe ‘08 or something like that.

Dan Smith: Said differently Don, I think we view this as the cycle improves, the cash flows will move very easily, because the indentures will allow that. That would be somewhat a waste of money to go out and simply change the debt structure by calling things and putting new instruments in place, simply for the sake of simplification. I don’t think you’ll need to do that to make the cash work the way you’d like to make it work.

Don Carson: Okay. And one final question for Bob Lee. You’ve talked in the past about looking at options for your aroma chemicals business. Where do you stand? And is this something you were planning to exit anyway?

Bob Lee: We will have discussions with Lyondell personnel regarding that issue. We are – since we’ve talked about that at our last conference call, we’ve gotten several calls, and are having dialogue. But certainly there is nothing eminent. We’ve got the organization focused on ripping 10% of the cost out of the organization. They are well along in that process.

Don Carson: Okay. Thank you.

Bob Lee: Thank you.

Operator: Kevin McCarthy with Banc of America Securities, you may ask your question.

Kevin McCarthy: Yes, good afternoon, Dan.

Dan Smith: Hi, Kevin.

Kevin McCarthy: I was wondering if you could comment on the relative benefit to Lyondell shareholders of acquiring all of Millennium, as opposed to a buy-out of the minority stake in Equistar. It seems like the TiO2 and flavor and fragrance businesses may not be keepers long-term.

Dan Smith: Well, I think that may be your view. I think our view is that by acquiring all of these assets into this total pile, first of all, remind you the acetyl business is a very strong compliment to the Equistar businesses. I’d further remind you that as we talk about commodity chemicals, whether they be organic or inorganic, the structure of the industry and the tightness of how technology is held, I think are key elements in making good, successful positions.

It’s also important to be large. So, the way we look at the titanium dioxide is, it’s another very strong position, the number two in capacity in the world, nice technology positions, nice spread around the world, which is a nice compliment for what we look for when we bought the propylene oxide business.

We think it’s important that you have balance in your portfolio. You can’t have all things that are totally dependent on cyclical nature. You need to have some balance both geographically but

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also earnings-wise. So, we think this is a nice piece. You may think differently and that’s why you’re paid to be an analyst.

Kevin McCarthy: [Laughs] Fair enough. A quick follow-up, if I may, on the Millennium convert traunch. Can you remind us how large that is, and where the converts would strike as – in terms of Lyondell shares, how that math would work?

Jack Lushefski: I’ll answer that. It – there’s about 11 million Millennium shares underlying the convertible issue. And the strike price, I believe, was $13.67, and it converts at 125 percent above that if the trading stays at that level for a number of days.

Kevin McCarthy: Okay, thank you very much.

Jack Lushefski: You’re welcome.

Operator: Bill Hoffman with UBS, you may ask your question.

Bill Hoffman: Yes, thank you. First question has to do with getting cash moving around between the entities, between Millennium, possibly up to Lyondell to support the dividend? And then the second one is a much broader question, just as we look at the businesses, the one thing that seems to be missing in the strategy right now is the target on the higher-growth regions of the chemical industry which would be the Asian markets. I wonder if you could address, you know, how all this helps you in that direction?

Dan Smith: You want to start with the …

Kevin DeNicola: Yeah, I can, Bill, again, as I kind of indicated earlier, you know, if you look at, and you’re well aware of the indentures. I think that explains a lot of what you can and cannot do, depending on where you are in the restricted payments baskets, and things like that. And so, in the near-term, there’s not availability of moving cash right now from Millennium to Lyondell.

As Equistar improves, and more than likely that’s what will be the key driver to accelerate how fast you can get the basket paid up – then at that point you actually have a 50 percent net income test likened to 50 percent cash. You could, in fact, have some of that dedicated to the Millennium side, some of that dedicated on upward as a dividend. And that’s the way we see it. And a lot of it has to do with where the cycle, you know, how soon we start to see the acceleration of the improvements in the cycle.

Dan Smith: But the other point about that is that there’s a pretty much equal need to delever across the board. And the Millennium assets, the Equistar assets and the Lyondell, and so as the cash flows up bear in mind the cash is tagged for debt repayment. And so you’re less interested as to whether the debt is repaid than the fact that the debt is repaid.

Now, on to your other question about how we service the world here. Equistar has been and remains primarily a North American entity. The export business that we do from Equistar is primarily to NAFTA countries. We participate in Asian exports only sporadically. And really only in periods of time that there’s some extraordinary profits to gain there. So we’re not very dependent on that, and don’t anticipate that changing.

But the rest of the businesses I would argue are really worldwide, fundable commodity chemicals. Indeed, in propylene oxide and derivatives we produce and ship from European locations, Asian

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locations, and North American, and move those around the globe. Similarly in TiO2 Millennium does the same thing. I would remind you that they really are in unique position as to where their production assets are, so they actually are in a much better position to service the world throughout because they have a spread on multiple continents.

Jack Lushefski: Jack, in Millennium, of course, you know we have a very – a great plant in Western Australia. It’s not our most productive plant. It’s one of our most productive. And we have a great growing franchise in China. Our business in China has been growing at double-digits, and we expect that to continue. We have people on the ground in China, and we’re really looking forward to great business growth there in China over the next few years.

Bill Hoffman: Great, thank you.

Operator: Michael McNaulty with Comtext Capital, you may ask your question.

Michael McNaulty: Hi, thanks a lot. I just want to get some more clarification on the convertibles. When you have the dividend adjustment feature on the convertibles that will bring out some more shares, you know, the convertibles, the MCH convertibles will convert into more shares. And so as time goes on I was just wondering why you didn’t think about trying to retire the convertibles or converting them out sooner, please?

Kevin DeNicola: That’s a good point. I think, first of all, as Jack pointed out earlier, there’s a measurement period there, and you actually look at only in terms of four days a year in which that can occur. And so, you know, it’s just we don’t predict stock prices. We can’t predict what the convert price is going to be and whether or not they would be convertible at any given time.

Michael McNaulty: No, I’m sorry to cut you off. No, I mean just on the dividend itself, as the company pays out, the new company pays out the 22.5 cents per quarter there’s a dividend adjustment that happens within the MCH bonds themselves that makes the MCH bonds convert into more shares. And so I just was curious, instead of having the convertibles keep converting into more and more Lyondell shares over time, as to why you didn’t just call the convertibles or try and convert them out because, you know, we’ll end up being somewhat dilutive over time.

Jack Lushefski: You can look at the formula in the indenture for the convertibles but, you know, the dividend adjustment is not large, it’s fairly minor. And the $150 million of convertibles at the moment is four percent debt, and I think we’re very happy with those securities.

Michael McNaulty: Okay, so you’ll just keep adjusting …

Jack Lushefski: Adjusting it.

Michael McNaulty: The dividend as it comes out for each dividend?

Jack Lushefski: That’s correct.

Michael McNaulty: Okay. Thank you very much. Good luck with the transaction.

Dan Smith: Thank you.

Operator: Christopher Miller with JP Morgan, you may ask your question.

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Christopher Miller: Good afternoon. Just a follow-up on the liquidity. I believe the one area where you do have some debt coming due is LCR. Any update on that entity and where that stands?

Kevin DeNicola: Yeah, there’s debt coming up there, and as we’ve always done before we’re working through that to make sure that we meet that requirement. We don’t anticipate any issues.

Dan Smith: It’s a very modest amount.

Christopher Miller: Any sense of timing there?

Kevin DeNicola: Well, I know for a fact that it’ll be [inaudible], and so I mean we’re currently working through that.

Christopher Miller: Okay, thanks very much.

Dan Smith: Thank you.

Operator: Drew Figdore with Tiedeman, you may ask your questions.

Drew Figdore: Yes, I have just, I guess, two questions. One you talked about this closing in the third quarter. I wondered why it would take longer than just sort of a standard 90-day timeframe? What’s the process you have to go through? And then, secondly, on Occidental, is Occidental supportive of the transaction? What kind of vote do you need for this to be successful?

Dan Smith: Well, first of all, on the vote we need a 50 plus percent vote from both sets of shareholders. As for whether or not Occidental is favorably inclined, there are two members of the Lyondell Board that are Occidental members and they voted in favor of it. And so I would presume that they’re in favor of it.

Kevin DeNicola: The timing is really, in many cases we do the work and submit the filings to the SEC. We just need to wait on their process. There are certain timetables that are allowed to work within minimums. Then after that is the question, whether or not they review things.

And so I think you’re right, I mean it could close earlier, we just would have to assume that we can’t control some of those pieces there, and so that’s why we’ve forecasted it’s probably a third quarter event.

Drew Figdore: Do you anticipate any antitrust issues?

Kevin DeNicola: Well, you know, the overlap of these businesses, there is, and they’re complementary in many cases, and so that we don’t anticipate that.

Drew Figdore: Thank you.

Dan Smith: Thank you.

Operator: John Roberts with Buckingham Research, you may ask your question.

John Roberts: Thanks. Congratulations.

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Dan Smith: Thanks, John.

John Roberts: As you’ve broadened and diversified the portfolio here does the role of LCR change at all going forward? I mean it provides stability and diversity to the portfolio. TiO2 played probably some of that role now in the new portfolio? I don’t know if whether LCR becomes even more of just a financial asset?

Dan Smith: I think, John, cash flow is every bit as important today as it was yesterday and will be tomorrow. Equistar, I mean, LCR represents a big chunk of cash flow, and I think it remains very important to us. So, no, I don’t think it’s diminished at all. We’d love to have five more generators of cash like that.

Kevin DeNicola: It’s a very valid point to bring up. I think we’ve made this clear in our K that there’s some benefits to having this relationship with a refinery and our heavy liquids plants in terms of capex savings on some of the new regulations and things. If anything some of those other elements become different than they were before because of the way the regulations are going.

John Roberts: Okay. Secondly, I assume there won’t be a cash tax paying entity still for some time, but does the book tax rate [inaudible] materially to the combined entities versus separately, is there any tax synergy there?

Dan Smith: I think you’re way premature on that one, John. We’ve got a lot of work to do before we understand that.

And as to your comment about the forward cash taxpayer, we hope to be there sooner than you’re forecasting.

John Roberts: Okay, thank you. Congratulations.

Dan Smith: Thank you.

Operator: Bill Young with Credit Suisse First Boston, you may ask your question.

Bill Young: Congratulations, gentlemen.

Dan Smith: Thank you, Bill.

Bill Young: A quick question. The, you know, we can all figure out, you know, what the net debt is going to be of the new enterprise and figure a good stab at interest expense, but tell me, is this going to have any impact on your consolidated tax rate? Also, how much is the stockholders equity going to be when this is all put together? It’s a tough calculation to make from the outside, particularly with partnership entities going away, that type of thing?

Dan Smith: Bill, this is Dan, first, and Kevin and Jack can correct me, but I really think the only wrinkles you’re going to see on this is when you go through purchase accounting, et cetera, if there are any adjustments from any of that. Other than that I don’t really see any other adjustments, so …

Kevin DeNicola: Well, again, we don’t know the consolidated tax rate. We haven’t gotten down to that level of looking at those different things there.

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And as to your point, remember these partnership interests are wholly owned inside, and they’ll actually just, they’ll be eliminated. And through the eliminations, entries and all of the accounting you end up, you know, not seeing them there. Obviously, the equity is in the hands of the shareholders as it is today, and that’s what reflects even the partnership interest today. It’s in the line.

Bill Young: Well, are you saying you’d take the shareholders equity today for all three groups and add them together? Is that what you’re saying?

Kevin DeNicola: No, no, no. You’ve got two publicly held companies, and implicit in there, in the partnership interest, [inaudible] book capital.

Dan Smith: Book basis.

Bill Young: I’m talking about book basis on the balance sheet.

Kevin DeNicola: It’s eliminated in the entries.

Bill Young: Right. But …

Kevin DeNicola: When you consolidate the balance sheets.

Bill Young: But what – how much is the stockholders equity going to be after all of this is done? If you look at common stock equity?

Doug Pike: Bill, this is Doug. I think this might be something that’d better wait till the proxies are filed, and going forward, too.

Jack Lushefski: A simple answer might be the fair value of Millennium’s equity based on this transaction is roughly $1 billion, and our equity today is roughly zero. So add a billion to zero on the back of the envelope and you might get pretty close.

Bill Young: Well, we did that, but when you add a lot of debt in there, first guess, and you know I’m not an accounting expert, but first guess, you had your billion equity but you’re adding so much more debt that the, if you want to look at net debt to equity for whatever that’s worth, looks like what it’s worth, than what it is for just plain old Lyondell today. Maybe I did it wrong, as I said.

Jack Lushefski: You’d have to go through the T accounts off-line on that, and maybe we’ll do that.

Bill Young: Yeah, so you don’t have a pro forma balance sheet you can share with us?

Dan Smith: No, we do not yet. That will be part of the filing.

Bill Young: Okay, because you talk about delevering but we know how much debt, but I said we don’t really know how the balance sheet fits together.

Kevin DeNicola: That’s right, that’s what we’ll do in the proxy.

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Bill Young: Oh, okay. Well, thanks very much. Oh, well, I guess that was it. Bye-bye.

Dan Smith: Thank you.

Operator: Bob Goldberg with New Vernon Associates, you may ask your question.

Bob Goldberg: Good afternoon.

Dan Smith: Hi, Bob.

Bob Goldberg: A follow-up on the question on the merits of buying the entire Millennium company versus buying just the Equistar stake. Dan, can you comment on your thoughts about picking up potential continued liability related to lead paint? And how did that factor into your decision?

Dan Smith: Well, I’ll tell you first of all that we did a fair amount of due diligence. And we, obviously, we’re satisfied with the results of that due diligence. And I think the liabilities are fairly disclosed in the public statements that Millennium has made.

Bob Goldberg: Is the timing of this transaction at all related to what happened in Rhode Island recently with the pilot there being delayed by a year, at least?

Dan Smith: No, I think the timing of an $11 billion worldwide transaction is not affected by the smallest State in the Union.

Bob Goldberg: Okay, and on capital spending and depreciation, again maybe it’s premature, but any thoughts on, you know, can we just add up the individual pieces on those items and come to a consolidated number? Or are there any potential synergies …

Dan Smith: I’ll speak to that, and let Bob speak afterwards. But we’ve been rather parsimonious with capital recently, as we think it’s appropriate in a chemical cycle that has excess capacity, and don’t see that changing very quickly. And my view is that Millenium has been in the same position, but let me let Bob comment on that.

Bob Lee: Absolutely. We’ve taken a very conservative posture on capital over the past couple of years at Millennium. That’s going to be maintained during the transition period. As a follow-on to that I think the TiO2 business, the acetyls business, will compete well within the Lyondell organization as capital is allocated. There’s certainly the opportunities for that organization, and as opportunities become available and cash becomes available I think they’ll compete fairly well.

Dan Smith: I would agree.

Bob Goldberg: Thank you.

Operator: Tim Lemke with Washington Times, you may ask your question.

Tim Lemke: Hi, good afternoon. Thanks for the call. I’m just curious as to whether you know of any planned staff reductions or layoffs in either the headquarters facility or anywhere else where there might be some staffing redundancies as a result of this?

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Dan Smith: I think we indicated when we talked about synergies that when you combine things you can do things with fewer people, at least where there are duplications of jobs. I would again point out that the way we’ve always done this in the past is you decide how you’re going to run the business, where it’s going to be, and then you try to choose the best people to do that. And we expect to do that again this time.

And so there are no major movements that we see here, and that’s why we said there are not any big pockets of numbers here. And so I don’t think you’re going to see huge layoffs anywhere. It just doesn’t look appropriate. You know, running separate businesses, and you’re going to combine a couple of things and you’re going to combine some headquarters. And so there’ll be some moderate numbers, but I don’t think anything that would make big headlines, anyway.

Tim Lemke: Any particular areas that some workers should be concerned about, either Hunt Valley, or elsewhere?

Dan Smith: No. I think our workers in both companies should be concerned about what they’ve been concerned about for the last several years, and that’s continuing to drive the cost down, to drive the productivity up, and husband the cash. I think both organizations have been doing that very well, and if we continue doing that then we’ll succeed nicely.

Tim Lemke: Thank you.

Dan Smith: Thank you.

Operator: Fab Strobach with Quatro Global Capital, you may ask your questions.

Fab Strobach: Actually, my question was answered. Thank you very much.

Dan Smith: Thank you.

Operator: Tuan Pham with Banc of America Securities, you may ask your question.

Tuan Pham: Hi, there.

Dan Smith: Hi, Tuan.

Tuan Pham: How are you doing?

Dan Smith: Good.

Tuan Pham: Just quickly, as far as the mechanics related to say debt pay-down at the various entities, there are clearly some indentures that are going to restrict payments out of Millennium. Just kind of wondering, you know, in the event of a potential asset sale there? Because Millennium has alluded to it in the past, and Bob, you certainly have spoken about perhaps monetizing the flavors and fragrances business, and just wondering what the mechanics are behind getting that cash out of the Millennium subsidiary up to Lyondell given that, you know, Lyondell’s shareholders and bondholders are clearly funding this transaction?

Dan Smith: Well, let’s go back again. You consolidate at subsidiaries, all of these businesses, but the debt structures remain as they were. So the same rules about how cash is applied continue to

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be applied in the future. So as cash comes up, as it comes up in the Millennium assets or the 29.5 percent ownership of Equistar it still flows according to those rules.

That’s why I, again, come back to remind you that the debt levels across the board in each one of these areas are similar, and there’s a similar desire to delever. And so as you look at the traunches of debt out there and the ability to repay those we expect it works very nicely. We don’t really see a problem, if you’re alluding to one, of a lot of cash being trapped somewhere and not being useful, because when you consolidate the results, in the final analysis debt pay-down is debt pay-down.

Now, true enough, we will not be able to go out and select the very highest cost debt anywhere in the enterprise and extinguish that with the first dollar that we receive. But if you look at the overall mix the rates are not that much different and debt pay-down is debt pay-down and that’s what we intend to do with the cash flows.

Robert Lee: And just a follow-on. Lyondell shareholders didn’t necessarily fund the acquisition. This is a stock for stock transaction. But Millennium shareholders get the benefit of owning a significant part of the total of Lyondell if it’s a stock deal.

Dan Smith: Good point.

Jack Lushefski: And if we were to sell assets in the Millennium structure, we’re going to do the same thing with that cash that we would have done prior to this combination, which is to reduce debt at the Millennium level and/or increase our liquidity, which we think is important.

Tuan Pham: Okay, because it’s seems as though there’s quite a bit of cash already at the Millennium level. But just kind of jumping around, as far as – I have to ask it, but as far as the dividend policy with regards to the increase in dividends here? And then also, maybe if you could couch that, relative to the current pay on the Oxy shares, middle of next year?

Dan Smith: Well again, let’s go back. There’s a lot of cash everywhere on the balance sheets here. And, remind you why that cash is there. We are still in the early stages of a cyclical recovery in these businesses. So the best thing that we can do to protect all stakeholders is to make sure we have sufficient liquidity to withstand anything the markets throw at us.

So whether you look at the Equistar side, the Lyondell side, even LCR, and especially again here, looking at Millennium as an independent entity, we have very sufficient liquidity in each one of these. So, it is not that you have cash unused there. You could ask anywhere in the system, why is that cash sitting there rather than just simply repaying the debt with it?

The simple answer is, until the cycle move is strong enough that you know that you have enough liquidity going forward, you want to hold that liquidity as insurance against anything else that goes on. So, I don’t think there’s anything different one way or the other here.

Robert Lee: In terms of Millennium, Millennium does not pay a current dividend. We don’t anticipate paying a dividend during this transition. As Kevin mentioned earlier, dividend policy, going forward, will be dictated by us complying with the indenture agreements of the various bonds.

Dan Smith: And I think you also mentioned the Oxy, which is payment in kind. And that was done contractually. So, the decision on whether or not it’s payment in kind or cash payment is

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Lyondell’s up until the end of that agreement, which I think is what you were referencing. And that’s a decision we make, basically on a quarter-by-quarter basis.

Tuan Pham: Okay, fair enough. Thank you.

Dan Smith: Thank you.

Operator: Blaine Marter, with Lowe Partners, you may ask your question.

Blaine Marter: Can you just remind me how much debt is going to be consolidated with the Equistar now?

Dan Smith: Equistar’s total gross debt is about 2.3 billion.

Blaine Marter: Okay, and what about the cash there?

Dan Smith: I can’t remember what the year-end cash was.

Doug Pike: Year-end is $200 million in cash.

Blaine Marter: Okay, so net debt is 2.1. Okay, great. Thanks a lot.

Dan Smith: Thank you.

Operator: Bob Siegler, with Dow Jones, you may ask your question.

Bob Siegler: Hi. I just had a brief follow-up on the reason for maintaining these entities separate, I just wanted to clarify. Is that because it would have been, with all the various debts, it would have been just too complicated to combine them and just not worth it?

Dan Smith: I think first of all, there are bond indentures in each one of these areas that precludes you from combining them. The second important point is, a lot of this debt is not callable. So it would be very, very complicated and even more expensive to try to get control of all that debt to redo all of it. So it would just look like a nonstarter.

Bob Siegler: Okay. One other thing. Did you look at just buying back the minority stake in Equistar? Not buying back, but buying the minority stake? I mean, did you start from that point and then expand and say hey, let’s look at the whole thing? How did that consideration go?

Dan Smith: I think the fair way to look at that – and we could talk about this for hours, but we’ve been partners for a long time. We’ve known about varying interests and we’ve looked at a lot of different possibilities. And I think the way I would say it is this one became, for both sides, the one that looked like it had the most promise for generating the most value for all of our shareholders.

Robert Lee: That’s fair from our side as well. I mean, we’ve had dialogue with Dan on this issue. I’ve known Dan for ten years and he’s fairly blunt about opportunities to create value for his stakeholders. We’ve been fairly blunt about it, too. And this is the one that came through that made the most sense in terms of creating that value.

Bob Siegler: Okay, thank you.

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Operator: William Matthews, with Canyon Capital, you may ask your question.

William Matthews: Hi. Just to understand, back to the previous gentleman, not the immediately previous, but the one before that, in terms of money dividending up and so forth. Similar leverage structures, but if you look at the free cash flow after interest expense, capex, working capital and so forth, it seems like the Lyondell side may be in need of cash more quickly than the Millennium side. So to that point, is there structurally the ability to say, issue equity out of the whole co and that equity can be used to go to either side, to address debt at either Millennium or Lyondell?

Dan Smith: Well, there certainly is the ability to issue equity at what will be the equity level, going forward. But as for the distribution of the proceeds of that, it still will be bound by the indentures that exist in the current debt structures. And then your comment about who’s in more need where, I guess our assessment is that, when we look at it, our crystal ball would say that we don’t see a big difference one place or the other. But obviously, your crystal ball may be different.

William Matthews: Okay, thank you.

Dan Smith: Thank you.

Operator: Sir, our final question comes from Jeff Zekauskas, with J.P. Morgan. You may ask your question.

Jeff Zekauskas: I guess my question is for Jack Lushefski. Are the NOLs at Millennium usable in the new Lyondell entity or are there any constraints on the usability of the North American NOLs?

Jack Lushefski: There is a constraint, but they’re usable by the Millennium entity that exists today and not usable by Lyondell. But of course, Lyondell has quite an amount of NOLs of their own. So we don’t believe that’s going to create any issue in terms of paying taxes, going forward. We hope to use the NOL in the Millennium structure over the course of the next few years, if the forecasts are accurate that are out there today.

Jeff Zekauskas: Okay, thank you very much.

Dan Smith: Thank you.

Doug Pike: Okay, I’d like to thank everyone for their participation and support of both Lyondell and Millennium in this transaction. Thank you, operator.

Operator: Thank you, sir.

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